Rialto Trading Holdings LLC



Annual Report

2022

Annual Report 2022

Throughout this document, mentions of Rialto Markets refer to Rialto Trading Holdings LLC , a LLC, formed on 08/05/2016 in Delaware (the "Company"). The Company's physical address is 42 Broadway Suite 12-129 New York, NY 10004.

You may contact the Company by emailing shari@rialtomarkets.com. This annual report is posted on the Company's website, https://rialtomarkets.com/. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Rialto Trading Holdings LLC, ("Rialto Markets" or "Company") is a corporation formed on 08/05/2016, in Delaware. The Company's physical address is 42 Broadway Suite 12-129 New York, NY 10004. The Company's web site may be accessed at https://rialtomarkets.com/.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Shari Noonan

Board positions with Rialto Markets

Dates	Position	Principal Occupation
08/08/2016 - Present	Director	

Positions with Rialto Markets

Dates	Position	Responsibilities
08/08/2016 - Present	CEO	Chief Executive Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

Joel Steinmetz

Board positions with Rialto Markets

Dates	Position	Principal Occupation
08/08/2016 - Present	Director	

Positions with Rialto Markets

Dates	Position	Responsibilities
08/08/2016 - Present	COO	Chief Operating Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
08/01/2016 - 01/01/2020	UAT Resources LLC	CEO

Rob Noonan

Board positions with Rialto Markets

Dates	Position	Principal Occupation
09/15/2016 - Present	Director	N/A

Positions with Rialto Markets

Dates	Position	Responsibilities
09/15/2016 - Present	CMO	Chief Marketing Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
N/A	N/A	N/A

Max Hooper

Board positions with Rialto Markets

Dates	Position	Principal Occupation
09/01/2022 - Present	Director	

Positions with Rialto Markets

Dates	Position	Responsibilities
09/01/2022 - Present	Director	Board Director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2019 - Present	Global Blockchain Ventures, LLC	Managing Director
11/01/2015 - Present	Merging Traffic, Inc	CEO, Managing Director
04/01/2020 - Present	AppleSeed Companies	CEO, Managing Director

Sarah Biller

Board positions with Rialto Markets

Dates	Position	Principal Occupation
09/01/2022 - Present	Director	

Positions with Rialto Markets

Dates	Position	Responsibilities
09/01/2022 - Present	Director	Board Director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/01/2021 - Present	Thread Bank	Bank Director
09/01/2016 - Present	FutureFuel.io	Advisor
10/01/2017 - Present	Rialto Markets	Board Member
05/01/2019 - Present	Vantage Ventures	Executive Director
09/01/2019 - Present	KALYP Technologies	Board Member
03/01/2018 - Present	MassChallenge	Founding Advisor
09/01/2014 - Present	FinTech Sandbox	Co-founder, Board Member
05/01/2017 - Present	Core10	Board Member
06/01/2016 - Present	Brandeis University	Adjunct Faculty
04/01/2018 - 08/01/2022	WalletFi	Board Member
09/01/2017 - 10/01/2021	Finominal	Board Member

Susan Xouris

Board positions with Rialto Markets

Dates	Position	Principal Occupation

N/A	N/A	N/A

Positions with Rialto Markets

Dates	Position	Responsibilities
04/26/2023 - Present	Chief Compliance Officer	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
10/01/2021 - Present	Securitize	Deputy Chief Compliance Officer
08/01/2017 - 10/01/2021	Mariner Wealth Advisors	CCO, COO, Senior Compliance Manager

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Shari Noonan owns 100 shares of Class B Units, representing a voting power of 100%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Overview:

Rialto Trading Holdings LLC is a limited liability company organized on August 5, 2016, under the laws of Delaware. Rialto aims to revolutionize the startup financing model and subsequent secondary trading by helping both accredited investors and non-accredited investors invest in private companies on a public platform.

Rialto Trading operates three wholly owned subsidiaries:

Rialto Trading Technology LLC ("Rialto Technology"), a technology company, that develops and builds technology that is licensed and offered to broker dealers, and other market participants, was formed on August 5, 2016. Rialto Markets LLC ("Rialto Markets"), a FINRA-authorized broker dealer and an operator of SEClicensed Alternative Trading System ("ATS"), formed on August 5, 2016. Rialto Transfer Services

LLC ("Rialto Transfer Services"), a transfer agent registered with the SEC, formed on November 8, 2019. Currently, Rialto Transfer Services is not operational.

Our business consists of three business lines:

Primary Markets:

We work with private issuers who are seeking to raise capital under Regulation Crowdfunding, Regulation A+ or Regulation D of the Securities Act. We provide compliance, technical and operational infrastructure to such issuers, including but not limited to:

Compliance:

a. Reviewing all marketing and offering materials to ensure all such offerings are conducted in compliance with SEC and FINRA regulations. b. Performing AML/KYC on all investors to ensure compliance with applicable Bank Secrecy Act and its implementing regulations. Technical a. Managing money movement, including the payment rails and reconciliation with the escrow provider. b. Communicating with transfer agents and the beneficial owners associated with such capital raises.

Operational

a. Performing operational support for the issuer related to the capital raise, including interfacing with investors, banks, transfer agents, and other external parties to assist with a smooth capital raise. b. Communicating with investors and assisting with technical or operational issues associated with completing the investment, including investor outreach related to abandoned commitments. When the Company services issuers through its Primary Markets division, we simultaneously onboard them onto our ATS.

Secondary Markets:

Rialto aims to increases liquidity opportunities for securities sold in Regulation A, Regulation Crowdfunding, and Regulation D offerings. There is no viable marketplace today for these securityholders to sell their securities unless the company seeks a quotation on an over-the-counter marketplace. Companies who use Tier 1 of Regulation A, Regulation Crowdfunding and Regulation D do not qualify for quotation on the leading over-the-counter marketplace. Further even if a company qualifies for that market, which would include issuers using Tier 2 of Regulation A, the quotation requirements are expensive and operationally difficult for investors in the issuers to access, as they need to utilize a broker dealer to reach the ultimate marketplace. We facilitate the matching of these securities by allowing clients to utilize our alternative trading system for secondary trades. Sales of shares sold under Regulation A will be permitted to trade on our ATS platform immediately, while holders of shares sold under Regulation Crowdfunding and Regulation D will need to wait one year in order to comply with the transfer restrictions to participate on the ATS platform. To date, the Rialto Secondary Markets division has a limited operating history, and we currently have two issuers on our platform.

White Label:

Through its White Label division, the Company enables other marketplaces and issuers - who raise capital under Regulation A, Regulation Crowdfunding, and Regulation D - to access Rialto's platform under their own brand.

How We Earn Our Fees:

We earn our revenue through success fees paid by an issuer in Primary Markets. In Secondary Markets we earn one-time setup fees as well as recurring annual maintenance fees paid by issuers to be on-boarded to our ATS. Additionally, we earn fees from commissions paid by investors trading on our ATS in the secondary market. Rialto's White Label earns revenue from licensing fees paid by market participants for use of our ATS and commissions paid by investors who participate through market participants.

Competition:

Rialto's Primary Markets and Secondary Markets' divisions compete with other intermediaries, including broker-dealers and funding portals, such as StartEngine Crowdfunding, Inc., Dalmore Group LLC and Wefunder Portal LLC. Competition for our White Label services include Templum, Inc.

Our Advantages:

Rialto's Primary Markets' division allows issuers to create a standalone website and link it to their digital presence, as opposed to onboarding to a crowdfunding portal and competing for eyeballs alongside other issues that may not be related or aligned with that issuer's business, and to capture and own data on the standalone website to enable an issuer to access the success of its digital marketing plan. Our Secondary Markets division provides issuers with direct access to retail investors without the need for an intermediary, resulting in lower transactional costs. Our platform was designed to scale across a large number of retail investors and issuers, to offer competitive rates to issuers onboarded to our ATS, and to provide a venue for issuers' clients to monetize their investments seamlessly using Rialto's proprietary infrastructure. Rialto's White Label division gives marketplaces, crowdfunding portals, and other market participants access into the Rialto ATS while still maintaining their own digital brand. We believe a white label solution: • is more cost effective than a crowdfunding portal, • enables issuers to control the messaging and experience of their offering, and • with respect to broker dealers, provides a cost effective, scalable solution – enabling such broker dealers to interoperate with other market participants seamlessly utilizing Rialto technology.

Employees:

The company currently has nine full-time employees. We also work with contractors who provide technology and development resources, compliance, legal and accounting services.

Regulation:

Rialto is a FINRA-authorized broker dealer and operates a SEC-licensed Alternative Trading System ("ATS").

Intellectual Property:

Rialto Trading holds a patent covering its methods, systems and apparatuses for creating, training and reconfiguring a crossing engine for financial trading and for providing human interface and assistant for financial trading. ("Methods, Systems and Apparatuses for providing Human Interface and Assistant for Financial Trading" U.S. Patent No. 10,636,094). The Company relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. We have a trademark for "Rialto" in the United States, among others.

Litigation:

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property:

The company does not lease any property; the team works remotely.

5. How many employees does the Company currently have? (§ 227.201(e))

Rialto Trading Holdings LLC currently has 9 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Nothing contained in these Risk Factors is or may be relied on as a promise or representation as to any future performance or event. These Risk Factors speak only as of the date of this Memorandum, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate your decision to purchase the Series A-2 Preferred, and you must conduct your own independent analysis. These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our business and its future. These forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment. No person has been authorized to give any information or to make any representation

other than those contained in this Memorandum. You should not rely on any information or representations other than those contained in this Memorandum.

2. We are an early-stage company and have not yet generated any profits. Rialto was formed in 2016 and received its broker dealer in 2017 and current ATS status in 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any units once our directors determine that we are financially able to do so. Rialto has incurred a net loss and has had insufficient revenues generated since inception to cover operational expenses. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the Units.

3. We operate in a regulatory environment that is evolving and uncertain. The regulatory framework for online capital formation or crowdfunding is relatively new. The regulations that govern our operations have been in existence for a few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our platforms' services and the types of securities that our clients can offer and sell on our platform. For instance, over the past year, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using broker dealer and/or funding services). Any such changes would have a negative impact on our business.

4. We operate in a highly regulated industry. We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Our subsidiary Rialto Markets LLC is registered with FINRA as a broker-dealer and operates an SEC-licensed alternative trading system; and our subsidiary Rialto Transfer Services LLC is registered as a transfer agent . As a broker-dealer, we have to comply with stringent regulations, and the operation of our broker-dealer and alternative trading system services exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. See "Regulations." In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans.

5. Rialto's product offerings are relatively new in an industry that is still quickly evolving. The principal securities regulations that we work with, Rule 506(c), Regulation A and Regulation Crowdfunding, have only been in effect in their current form since 2013, 2015 and 2016, respectively. Rialto's ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different service providers (including, in the case of Rule 506(c) and Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as

anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment. Similarly, growth of this industry may bring additional competitors to Rialto.

6. We are reliant on three main types of services. Most of our current services are variants on three types of services related to capital markets: Primary Markets providing compliance, technical and operational infrastructure to private issuers who are seeking to raise capital under Regulation Crowdfunding, A+ or Regulation D of the Securities Act ; Secondary Markets through our , alternative trading system; and White Label enabling issuers and other marketplaces to utilize our broker dealer and technology services. Our revenues are therefore dependent upon the market for online capital formation and secondary trading of private securities. If the demand for the Company's products or services does not develop as the Company expects the Company's business, financial condition and operating results will be materially adversely affected.

7. We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including: Shari Noonan a co-founder and Chief Executive Officer; Joel Steinmetz, a co-founder and Chief Operating Officer, Rob Noonan, a co-founder and Chief Operating Officer, and our compliance, engineering and marketing teams. Our software engineer team, as well as our compliance team led by Susan Xouris, our Operations team led by Ryan Simmons and our Market Structure group led by Lee Saba, are critical to continually innovate and improve our products while operating in a highly regulated industry. The loss of the services of any of these key personnel, for any reason, may have a material adverse effect on your investment. In addition, due the specialized expertise required, we may not be able to recruit additional individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

8. Rialto and its providers are vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Rialto platform or in its computer systems could reduce the attractiveness of the Rialto platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on Rialto could harm our reputation and materially negatively impact our financial condition and business.

9. We are dependent on general economic conditions. Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.

10. We face significant market competition. We facilitate online capital formation and secondary trading for private securities. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Online capital formation is not the only way to address helping start-ups raise capital, and the Company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Further, there are other online platforms providing secondary trading for private securities with whom we compete. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations. Moreover, as we continue to expand our offerings, including providing administrative services to issuers and transfer agent services, we will continue to face headwinds and compete with companies that are more established and/or have more financial resources than we do and/or new entrants bringing disruptive technologies and/or ideas.

11. We may not be able to protect all of our intellectual property. Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. In April 2020, we were issued a patent by the U.S. Patent and Trademark Office for technology associated with human machine interface and assist for financial trading. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and patent and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

12. Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in number of investors and amount of investors' dollars, the success of world securities markets, the growth of private securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

13. If the Company cannot raise sufficient funds, it will not succeed. The Company is offering up to $454,533 Series A-2 Preferred Units in this offering, with a Target Offering Amount of $10,000. Even if the

maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

14. Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Since the spring of 2020, large segments of the U.S. and global economies were impacted by COVID-19, a significant portion of the U.S. population were subject to "stay at home" or similar requirements. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers (both issuers using our services and investors investing on our platform) and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. To date, the COVID-19 outbreak, has significantly impacted global markets, U.S. employment numbers, as well as the business prospects of many small business (our potential clients). A significant part of our business model is based on receiving a percentage of the investments made through our platform and services. Further, we are dependent on investments in our offerings to fund our business. However, to date, other than working remotely, COVID-19 has not had a negative impact on the Company. To the extent COVID-19 continues to wreak havoc on the markets and limits investment capital or personally impacts any of our key employees, it may have significant impact on our results and operations.

15. Our co-founder and CEO has control over all Unit holder decisions because she controls all of our voting Units. Our Class B units are the only securities of the company that possess voting powers and management rights of our company. As the only holder of Class B Units, Shari Noonan, our founder and Chief Executive Officer will be able to exercise sole voting power and management rights of the company. The Series A-2 Preferred issued in this offering will not dilute our co-founder's voting control because the Series A-2 Preferred have no voting rights, but shall be entitled to vote on any matter which has a negative impact on such Preferred Units rights and preferences under this Agreement. As a result, Ms. Noonan has the ability to control the outcome of all matters submitted to our unitholders for approval, including the election, removal, and replacement of members of our management committee and any merger, consolidation, or sale of all or substantially all of our assets. As a minority unitholder, you will not have a say in these decisions.

16. The company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use

the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Series A-2 Preferred hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

17. Our valuation and our offering price have been established internally and are difficult to assess. Rialto has set the price of its Series A-2 Preferred $24.88 per unit. Valuations for companies at this stage are generally purely speculative. We have generated limited revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional units, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

18. No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

19. Concurrent and Future fundraisings may affect the rights of investors. In order to expand, the Company is concurrently offering the Series A-2 units in an offering pursuant to Regulation D of the Securities Act (the "Regulation D Offering") and is also likely to raise funds again in the future, either by offerings of securities (including amendments to this offering) or through borrowing from banks or other sources. The terms of the Regulation D Offering and future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company and more favorable offering terms as well as dilution to other Unit holders

20. Regulation D Rule 506(c) Offering. Concurrent with this offering, the Company is also offering Series A-2 units and warrant for Series A2 preferred units at the same price per Series. A-2 units in a separate offering being made pursuant Rule 506(c) of Regulation D under the Securities Act. (the "Regulation D Offering"). We are making the Regulation D Offering by way of a separate offering document that will be made available only to persons who can verify to us that they are "accredited investors," as such term is defined in Regulation D. See "Risk Factors – Current and future fundraisings may affect the rights of investors."

21. You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Series A-2 Preferred, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Series A-2 Preferred for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

22. A privacy breach and the resulting effect on the Company's business and reputation. The Company relies heavily on digital technologies for the successful operation of its business, including electronic messaging, digital marketing efforts and the collection and retention of client data and associate information. Despite the robust security measures the Company has put in place, its facilities and systems, and those of the Company's third-party service providers, may be vulnerable to cyber-security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information, whether by the Company or by its third-party service providers, could adversely affect the Company's business and operations, including severely damaging its reputation and its relationships with its customers, prospective clients, associates and investors and expose us to risks of business interruption, litigation and liability. In addition, the Company may incur significant remediation costs in the event of a cyber-security breach or incident, including liability for stolen client or associate information, repairing system damage or providing credit monitoring or other benefits to affected clients or associates. The Company may also incur increased costs to comply with various applicable laws or industry standards regarding use and/or unauthorized disclosure of personal information. These and other cyber-security-related compliance, prevention and remediation costs may adversely impact the Company's financial condition and results of operations.

23. Our current stockholders hold drag-along and tag-along rights which have no termination date. Pursuant to the Company's Limited Liability Company Agreement members of the Company hold drag-along rights providing for rights to be dragged along in the event the Management Committee votes in favor of a sale of the company and agree to transfer their respective Units. Such drag-along rights have no expiration date and may make the Company less desirable for an acquisition, which may otherwise be beneficial to unitholders, may complicate future offerings and/or may result in the value of the Company's securities having trading prices less than a similarly situated company which did not have outstanding drag-along rights.

24. The price for our Series A-2 Preferred may be volatile. To date, there has been no trading of our Units to establish a market price. The market price of our Series A-2 Preferred may be highly volatile, if and when any trading begins in the future and there is sufficient volume of trading to establish a market price, is likely to be continuing to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following: We may not be able to compete successfully against current and future competitors.; Our ability to obtain working capital financing.; Additions or departures of key personnel.; Sales of our units.; Our ability to execute the business plan.; Operating results that fall below expectations.; Regulatory developments.; In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our securities. As a result, you may be unable to resell your securities at a desired price.

25. Investors in this offering will be bound by the master investor agreement and the arbitration agreement, which includes a provision under which investors waive the right to a jury trial and the right

to sue in court. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the master investor agreement, in a court of competent jurisdiction in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the master investor agreement. You should consult legal counsel regarding the jury waiver provision before entering into the master investor agreement.

26. There is a limited current market for our Preferred Units. Currently, the only marketplace for our Preferred Units is and will be our alternative trading system or "ATS" branded as "Rialto Secondary." To date, we have no experience selling our Units on Rialto Secondary; see "The Company's Business – Principal Products and Services – Rialto Secondary" and trading of our securities will only be available on Rialto Secondary during limited periods, including periods where we do not have an open offering. To date, there has not been frequent enough trading to establish a market price. The limited volume of trading means that investors should assume that they may not be able to liquidate their investment for some time or to liquidate at their desired price. Further, it is unlikely that they will be able to pledge their Units as collateral. Further, investors are required to assign their voting rights as a condition to investing; see "Risk Factors — Investors in our Preferred Units will have to assign their voting rights." This assignment of their voting rights may further limit an investor's ability to liquidate their investment.

27. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

28. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company

could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

29. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

30. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

31. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to

represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

32. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

33. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

34. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

35. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

36. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

37. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A Units	882,457	882,457	No	
Class B Units	100	100	Yes	Subject to the Delaware Act, the Class B units will have sole power to elect and remove each Manager on the Management Committee. Currently, our co-Founder and CEO holds all outstanding Class B units. All other holders of Units have no voting rights or management rights.
Class C Units	804,330	804,330	No	
Series A Units	74,567	74,567	No	
Series A-1 Units	155,494	155,494	No	
Series A-2 Units	273,373	129,523	No	By purchasing Series A-2 Preferred, you will be admitted as a member of our Company and will be bound by the provisions of and deemed to be a party to our operating

agreement. Series A-2 Preferred have no voting rights, but shall be entitled to vote on any matter which has a negative impact on such Preferred Units rights and preferences under this Agreement

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Rialto, investors do not have a definitive say in terms of business decisions.

Those investors who purchased units through Netcapital have a minority ownership in Rialto and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority

20

investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the unit price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Jayne Donahue Trust	$2,800,000	6.0%	December 31, 2024
Shari Noonan	$600,000	2.0%	No Maturity Date
Individual note holders	$250,800	1.5%	June 30, 2023

Individual convertible noteholders	$1,585,000	8.0%	October 31, 2025

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
05/2021	Membership Units	$3,060,000	Reg. D, Rule 506(c)	In May 2021, the Company opened a Series A financing, which consisted of seven investors investing a total of $3,060,000 including the conversion of $2,000,000 raised previously in a SAFE Agreement. The Series A and Series A-1 round officially closed in July. Funds used to finance operating expenses for the year ended on June 30, 2021.
07/2022	Membership Units	$163,458	Section 4(a)(6)	Operational expenses
08/2022	Membership Units	$2,535,280	Reg. D, Rule 506(c)	Operational expenses

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Shari Noonan	CEO of Rialto Trading Holdings LLC	Demand Note	$600,000
Jayne Donahue Trust	Tim Donahue is a trustee of that trust	Senior Unsecured Promissory Note	$2,800,000

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Financial statements

The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement. The company's net revenues for the year ended June 30, 2022, were $741,235, a 339% increase from $168,810 in 2021. Net revenues consist of primary market revenues. The Company's revenues were primarily derived from broker income, service fees, and advisory income Cost of goods sold in fiscal year 2022 was $0, a 0% change from fiscal year 2021. Gross profit (revenues less the cost of producing those revenues) in fiscal 2022 was $741,235, an increase over fiscal 2021 of 339%. Operating expenses in fiscal 2022 amounted to $2,926,413, a 17% decrease from $3,540,843 in fiscal 2021. The primary components of this decrease were due to a decrease in compensation and professional fees on a year-on-year basis. As a result of the foregoing factors, the company's net loss from operations was $2,185,178 in fiscal 2022, a 35% decrease from an operating loss of $3,372,033 in fiscal 2021. Related party debt forgiveness of $10,587,146, PPP debt forgiveness of 176,739, and interest expense of $38,750, other income amounted to $10,725,135 in 2022, while other expense amounted to $482,287 in fiscal 2022. As a result of the foregoing factors, the company's net income for fiscal 2022 was $8,539,957, while the Company recorded a net loss of $3,854,320 in fiscal 2021. Since the end of the period covered by the financial statements, our revenues have increased because of revenues from Rialto's primary market advisory business.

Liquidity and Capital Resources

To date, the Company has not made any profits and is still a "development stage company." While some financial resources derived by the Company have come from sales, sales only represent a small portion of the money needed to operate the Company, and profits are not likely in the near future. The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this Offering, it will defer the capital expenditures it has planned. Since the Company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory. Rialto increased the number of deals that went live in Reg A and Reg CF from June 2022 through June 2023 by 24% versus June 2021 through June 2022. Our revenue streams now include an additional source that enables us to receive recurring revenues as well as variable revenues. To service this, our expenses have increased accordingly. In order to support our growth and to continue to expand our business sales, marketing, and technology support we are seeking additional funds. The Company's net income was $8,539,957 for fiscal year ended June 30, 2022 and the Company's net loss was $3,854,320 for fiscal year ended June 30, 2021. The increase in income was attributed primarily to related party debt forgiveness of $10,587,146. Other contributing factors in the change in the net income include debt cancellation income from the company's PPP loan, and accrued interest on the company's debt. The company's cash position increased by $696,422 in the fiscal year ended June 30, 2021 primarily due to raising additional capital from notes payable of $1,950,000, a SAFE investment of $1,306,945 and Series A unit issuance of $1,061,000. An additional PPP loan of $176,739 also added capital for the year ended June 30, 2021. Cash for the fiscal year June 30, 2021 was expended on operations as well as repayment of accounts payable by $185,019 and repayment of notes payable of $250,000.

Indebtedness

Fixed Income ATS Loan

In April 2018, the Company entered into an agreement to sell the company. The Company and an investor signed a Fixed Income ATS Loan agreement which included an initial sale of Class A units for a minority holding in the business plus a loan amount up to $11,000,000 at a 7% annual interest rate. The Company utilized $10,000,000 of the debt facility to scale operations, build technology, and gain additional regulatory mandates in anticipation of the proposed acquisition. The outstanding principal was $9,750,000 as of June 30, 2021. The outstanding accrued interest was $1,687,146 as of June 30, 2021. The investor subsequently terminated the purchase agreement with the Company and filed for an arbitration. A settlement was reached in April 2021 whereby the Company paid $250,000 at that time and paid an additional $850,000 in April 2022 in return for forgiveness of any claim on the outstanding loan. If there is a change of control, the Company is obligated to make additional payments to the investor. Should the company have a change of control should occur before April 2026, the Company will pay a change of control fee equal to $3,000,000 and 25% consideration of the sale, up to $5,000,000, to the investor. As of the date of the filing of this Offering Statement, the Company did not have any change of control.

Senior Unsecured Promissory Note

In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from the date of any loan under this note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021. In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a prorata basis up to 10% in the Company based on amount of the note. The outstanding principal was $2,600,000 and $1,500,000 as of June 30, 2022 and 2021. The outstanding accrued interest was $38,750 and

$38,750 as of June 30, 2022 and 2021, respectively. As of the date of the filing of this offering, the outstanding principal is $2,800,000.

RELATED PARTY TRANSACTIONS

In April 2021, the Company entered into a promissory note agreement with its founder and managing member. The note is for $500,000 at a 2% annual interest rate that will become due after the Company secures at least $6,000,000 in qualified financing. As of June 30, 2021 all principal and accrued interest is still unpaid. The outstanding principal was $600,000 and $500,000 as of June 30, 2022 and 2021, respectively. The outstanding accrued interest was $2,842 and $2,842 as of June 30, 2022 and 2021. In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from the date of any loan under this note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021. In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a prorata basis up to 10% in the Company based on amount of the note. The outstanding principal was $2,600,000 and $1,500,000 as of June 30, 2022 and 2021. The outstanding accrued interest was $38,750 and $38,750 as of June 30, 2022 and 2021, respectively. As of the date of the filing of this offering, the outstanding principal is $2,800,000.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Rialto Trading Holdings LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Rialto Trading Holdings LLC will file a report electronically with the SEC annually and post the report on its web site (https://rialtomarkets.com/) no later than 120 days after the end of each fiscal year covered by the report.

Rialto Trading Holdings LLC

Consolidated Financial Statements and Report

June 30, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Rialto Trading Holdings LLC

We have reviewed the accompanying consolidated financial statements of Rialto Trading Holdings LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of June 30, 2022 and 2021, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the

AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Rialto Trading Holdings LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 13, 2023

Rialto Trading Holdings LLC and subsidiaries
Consolidated Balance Sheet (Unaudited)
As of June 30, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.h	$ 640,420	$ 748,758
Receivables		-	3,576
Prepaid expenses		-	18,889
Total Current Assets		640,420	771,223
Noncurrent Assets			
Investments	3	62,329	-
Total Noncurrent Assets		62,329	-
Total Assets		702,749	771,223
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	2	73,419	466,656
Convertible bridge loan	4	220,000	-
Convertible notes	5	500,000	-
Total Current Liabilities		793,419	466,656
Noncurrent Liabilities			
Related party debt, noncurrent	10	3,200,000	11,750,000
PPP Loan	7	-	176,739
Accrued interest	10	80,342	1,728,737
Total Noncurrent Liabilities		3,280,342	13,655,476
Total Liabilities		4,073,761	14,122,132
Members' Equity	9	(3,371,012)	(13,350,909)
Total Liabilities & Members' Equity		$ 702,749	$ 771,223

4

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC and subsidiaries
Consolidated Statement of Income (Unaudited)
For the years ended June 30, 2022 and 2021

	Note	2022	2021
Revenues	8	$ 741,235	$ 168,810
Operating Expenses			
Salaries, wages, benefits and payroll taxes		1,615,343	994,414
Communications and information technology		589,935	626,247
Advertising and promotion		312,457	8,000
Brokerage compliance		224,179	175,764
Other operating expense		131,688	100,649
Legal and other professional fees and services		41,585	1,260,235
Data research		11,226	352,500
Rent		-	23,034
Total Operating Expenses		2,926,413	3,540,843
Operating (Loss)		(2,185,178)	(3,372,033)
Other Income (Expense)			
Related party debt forgiveness	10	10,587,146	-
Interest expense	10	(38,750)	(748,835)
PPP debt forgiveness	7	176,739	266,548
Total Other Income (Expense)		10,725,135	(482,287)
Net Income (Loss)		$ 8,539,957	$ (3,854,320)

Rialto Trading Holdings LLC
Consolidated Statements of Changes in Members' Equity (Unaudited)
For the years ended June 30, 2022 and 2021

	Class A	Class B	Class C	Series A	Series A-1	Series A-2	Total Members' Equity
Balance at June 30, 2020	$(11,864,546)	$ 12	$ -	-	$ -	$ -	$(11,864,534)
Capital contributions	-	-	-	1,061,000	-	-	1,061,000
Net (loss)	(3,854,320)	-	-	-	-	-	(3,854,320)
SAFE investment	(1,306,945)	-	-	-	-	-	(1,306,945)
Balance at June 30, 2021	(14,411,921)	12	-	1,061,000	-	-	(13,350,909)
Capital contributions, net of $20,673 fundraising costs	-	-	-	-	-	1,439,940	1,439,940
Net income	8,539,957	-	-	-	-	-	8,539,957
Balance at June 30, 2022	$ (5,871,964)	$ 12	$ -	1,061,000	$ -	$ 1,439,940	$ (3,371,012)

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC and subsidiaries
Consolidated Statement of Cash Flows (Unaudited)
For the years ended June 30, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ 8,539,957	$ (3,854,320)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities		
Gain on extinguishment of related party debt	(10,587,146)	-
Gain on extinguishment of PPP loan	(176,739)	(267,776)
Warrants received for services	(62,329)	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	(10,826,214)	(267,776)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	3,576	(3,576)
Prepaid expenses	18,889	2,946
Security deposit	-	10,650
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(393,236)	(185,020)
Accrued interest	38,750	748,834
Net Cash Used in Operating Activities	(2,618,278)	(3,548,262)
Cash Flows from Financing Activities		
Net proceeds from short-term borrowings	220,000	-
Proceeds from issuance of convertible notes	500,000	-
ATS settlement payment	(850,000)	-
Proceeds from SAFE investment	-	1,306,945
Repayment of debt	(50,000)	(250,000)
Proceeds from notes	1,250,000	1,950,000
Proceeds from PPP loans	-	176,739
Issuance of Series A shares	-	1,061,000
Issuance of Series A-2 shares, net of fundraising costs	1,439,940	-
Net Cash Provided by (Used in) Financing Activities	2,509,940	4,244,684
Net Increase (Decrease) in Cash and Cash Equivalents	(108,338)	696,422
Cash and cash equivalents at beginning of year	748,758	52,336
Cash and Cash Equivalents at End of Year	640,420	748,758

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC and subsidiaries
Consolidated Statement of Cash Flows (Unaudited)
For the years ended June 30, 2022 and 2021

Supplemental Cash Flow Information
 Cash Paid During the Year for
  Non-cash capital contributions $ - $ 591,905

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Rialto Trading Holdings LLC (the Company) was organized in Delaware in 2016. The Company operates with its two wholly owned subsidiaries Rialto Markets LLC and Rialto Trading Technology LLC, all Delaware Limited Liability Companies. Rialto Trading Technology LLC is a private markets financial technology company which builds and operates technology that assist them and other market participants in the private markets primary issuance and secondary trading private markets. Rialto Markets LLC is a FINRA registered broker dealer which is registered in all 50 states and an SEC recognized Alternative Trading System ('ATS'), which performs secondary trading functions on behalf of issuers that are admitted to the ATS. The Company is located and headquartered in New York, NY. Other offices operated by the Company are in Florida. The Company is permitted to act as a placement agent for privately offered securities, in the primary market, and to operate as an alternative trading system ("ATS") creating an electronic matching system for non-publicly traded securities, corporate debt securities, US government securities and municipal securities in the secondary market. However, the Company, currently acts only as a service provider to issuers that engage in self issuance of private securities. The Company earns fees commensurate with the amount of capital that the issuers raise via exempt offerings (ex. Regulation CF, Regulation A+, etc.).

b. Basis of accounting

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The consolidated financial statements have been prepared on the accrual basis of accounting.

The Company's consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

c. Risks and uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence

9

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

on key individuals, and risks associated with changes in information technology.

d. Principles of consolidation

The consolidated financial statements include the accounts of Rialto Trading Holdings LLC and its majority-owned, controlled subsidiaries, Rialto Trading Network LLC, Rialto Trading Technology LLC, and Rialto Transfer Services LLC. All material intercompany transactions and balances have been eliminated in consolidation.

e. Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

f. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

g. Concentration of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

h. Cash and cash equivalents

Cash primarily consists of bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions.

i. Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to "Accounting for Uncertain Income Tax Positions." When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of June 30, 2022 and June 30, 2021, the Company has determined there are no uncertain tax positions, and therefore has recorded no income tax reserves. The Company does not expect any significant changes to its substantially unrecognized tax positions during the next twelve months.

j. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company earns transaction-based fees for acting as a service provider to issuers that engage in self issuance of private securities.

The Company has determined that the performance obligation is satisfied at the time that all contingencies have been met and funds are available to be distributed by the escrow agent.

k. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

		2022		2021
Trade accounts payable	$	73,119	$	466,354
Accrued expenses		300		302
Total	$	73,419	$	466,656

3. Investments

In exchange for services provided to assist Atlis Motor Vehicles with their Regulation Crowdfunding campaign, the Company was compensated with 1% warrants for the amount of the raise that was processed. The fair value of the warrants was determined based on the pricing of that raise.

4. Convertible bridge loan

Convertible bridge loans were opened with unrelated parties in the amount of $220,000. The terms on the loans are 1.5% monthly interest, with an option to convert to Series A-2 upon election at the Series A-2 terms with a December 31, 2022 maturity.

5. Convertible notes

Two $250,000 convertible notes were issued in April 2022. The terms on the loans are conversion to Series A-2 shares. The loans mature on June 3, 2023 and have thus been classified as a current liability.

6. Income taxes

The Partnership files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. In general the statute of limitations of the Partnership's U.S. federal tax returns remains open three years after a tax return is filed. The statutes of limitations on the Partnership's state and local tax returns may remain open for an additional year depending upon the jurisdiction. Management does not believe that there are any uncertain tax positions that require recognition of a tax liability.

The Company is taxed as a US Partnership and any profits or losses are passed through to its owners on an annual basis via K-1. Because this is a pass-through entity, there is no need for an income tax provision. Income taxes have not been provided as each partner is individually liable for the taxes, if any, on its share of the Partnership's income and expenses.

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

New York City is the only exception to this where the entity is taxed as an unincorporated business and files annual returns. To date, the company has operated at a loss is able to carry that loss forward. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. After consideration of all the evidence, both positive and negative, management has recorded a full valuation allowance at June 30, 2022 and 2021, due to the uncertainty of realizing the deferred income tax assets.

7. PPP Loans

The Company received two unsecured loans from the Small Business Administration (SBA) as part of the Coronavirus Aid, Relief, and Economic Security Act's Paycheck Protection Plan (PPP). The loans are unsecured, nonrecourse, accrues interest at one percent per annum, with an initial term of 2 years. Under the terms of the loans, a portion or all of the loans are forgivable to the extent that the loan proceeds are used to fund qualifying payroll, rent, and utilities during a designated eight-week period. The terms of any forgiveness may also be subject to further requirements in any regulations and guidelines the Small Business Administration may adopt. During the year ended June 30, 2021, the first PPP loan in the amount of $266,548 was fully forgiven and is included in other income on the statements of operations. During the year ended June 30, 2022, the second PPP loan in the amount of $176,739 was fully forgiven and is included in other income on the statements of operations.

8. Revenue

Revenues consist of the following:

	2022	2021
Broker income	$ 572,862	$ 27,630
Service fees and advisory income	168,373	141,180
Total	$ 741,235	$ 168,810

For the years ended June 30, 2022, and June 30, 2021, three and four customers represented 50% and 76% of total revenue, respectively.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

9. Members' equity

The Company's Limited Liability Company Agreement, as amended, outlines the various classes of membership interests and units available in the Company.

Class A Units

882,457 Class A Units are outstanding, all of which are owned solely by the Class A Members. Class A Members and their Class A Units will not have any voting rights or Management Rights.

Class B Units

100 Class B Units are outstanding, all of which are owned solely by the managing member. The Class B Units are the only Units that grant voting and Management Rights to the holder.

Class C Units

Exchange of Profits Units. Currently 800,013 Class C Units are set aside for issuance, 551,834 of which are issued and outstanding. Class C Members and their Class C Units will have no voting rights or Management Rights. Class C Units grant the Class C Members an interest in the Company's profit.

Series A, Series A-1- Conversion of SAFE

In May 2021, the Company opened a Series A financing, which consisted of seven investors investing a total of $3,060,000 including the conversion of $2,000,000 raised previously in a SAFE Agreement. The Series A and Series A-1 round officially closed in July 2021. 74,567 Series A units and 155,494 Series A-1 units were issued and outstanding at the close of this round.

Series A, Series A-2

During 2022, $2.3 million in equity was issued to Series A-2 investors. The round was done at a $35 million valuation and the proceeds went to operating capital.

10. Related party transactions

Fixed Income ATS Loan

In April 2018, the Company entered into an agreement to sell the company. The Company and an investor signed a Fixed Income ATS Loan agreement which included an initial sale of Class A units for a minority holding in the business plus a loan amount up to $11,000,000 at a 7% annual interest rate. The Company

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

utilized $10,000,000 of the debt facility to scale operations, build technology, and gain additional regulatory mandates in anticipation of the proposed acquisition. The outstanding principal was $9,750,000 as of June 30, 2021. The outstanding accrued interest was $1,687,146 as of June 30, 2021. The investor subsequently terminated the purchase agreement with the Company and filed for an arbitration. A settlement was reached in April 2021 whereby the Company paid $250,000 at that time and paid an additional $850,000 in April 2022 in return for forgiveness of any claim on the outstanding loan. If there is a change of control, the Company is obligated to make additional payments to the investor. Should the company have a change of control should occur before April 2026, the Company will pay a change of control fee equal to $3,000,000 and 25% consideration of the sale, up to $5,000,000, to the investor. As of June 30, 2022, the Company did not have any change of control.

Senior Unsecured Promissory Note
In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from the date of any loan under this note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021.

In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a pro-rata basis up to 10% in the Company based on amount of the note. The outstanding principal was $2,600,000 and $1,500,000 as of June 30, 2022 and 2021. The outstanding accrued interest was $38,750 and $38,750 as of June 30, 2022 and 2021, respectively.

Promissory Note
In April 2021, the Company entered into a promissory note agreement with its founder and managing member. The note is for $500,000 at a 2% annual interest rate that will become due after the Company secures at least $6,000,000 in qualified financing. As of June 30, 2021 all principal and accrued interest is still unpaid. The outstanding principal was $650,000 and $500,000 as of June 30, 2022 and 2021, respectively. The outstanding accrued interest was $2,842 and $2,842 as of June 30, 2022 and 2021.

11. Subsequent events

Rialto Trading Holdings LLC
Notes to the Consolidated Financial Statements
For the years ended June 30, 2022 and 2021

One of the bridge loans was converted to $25,000 in Series A-2 shares in January 2023. The remaining bridge loans are outstanding, with a maturity date of June 30, 2023. The terms on the outstanding notes are 1.5% monthly interest.

The convertible notes were converted into Series A-2 units in November 2022.

From October 2022 $1.6 million in convertible notes were issued at the following terms: 8% interest, 20% discount to next round and a $50 million cap.

The Company issued 50,000 profit units were granted to employees and 5,000 profit units were granted to vendors. The profits units were issued at a threshold price of $35 million.

In September 2022, the Company signed its first institutional contract and signed three additional contracts to begin providing recurring revenues.

Management evaluated all activity of the Company through April 13, 2023 (the issuance date of the consolidated financial statements) and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the related notes to the consolidated financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.